EXHIBIT 1

       GIVEN IMAGING ANNOUNCES RESULTS OF 2003 ANNUAL SHAREHOLDERS MEETING

                  Shareholders Approve All Proposed Resolutions

Yoqneam, Israel, June 19, 2003 -- Given Imaging Ltd. (NASDAQ: GIVN) announced today the approval of all four of the resolutions proposed at the company's 2003 Annual Shareholders Meeting held on June 18, 2003, in Yoqneam, Israel. Over 90% of the all outstanding shares of the company were voted.

The four proposals were (1) to re-elect all eight of the current directors of the company, (2) to re-appoint Somekh Chaikin, a member of KPMG International, as the company's independent auditors for the fiscal year 2003, (3) to approve the 2003 Stock Option Plan, and reserve 1,500,000 ordinary shares for issuance under the plan, and (4) to approve certain compensation for the directors of the Company pursuant to the requirements of Israeli law.

The board of directors thanks the shareholders for their participation and continued support.

About Given Imaging

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.

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This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory
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environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

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